

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Jonathan Lamb
Chief Executive Officer
Rigel Resource Acquisition Corp.
1045 Avenue of the Americas, Floor 25
New York, NY 10018

> **Re: Rigel Resource Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 31, 2022**
> **File No. 001-41022**

Dear Jonathan Lamb:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregg Noel